Newater Technology, Inc.

July 26, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newater Technology, Inc. Registration Statement, as amended, on Form F-1 File Number 333-217355

Dear Ladies and Gentlemen:

On behalf of Newater Technology, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for July 27, 2017 at 3:30 p.m., Eastern Time, or as soon thereafter as practicable.

Please confirm the date and time of effectiveness of the registration statement to Mathew B. Chmiel at Haneberg Hurlbert PLC, our counsel, who can be reached by phone at (804) 554-4803 or by email at matt@hbhblaw.com.

Very truly yours,

Newater Technology, Inc.

/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer